A PARADISE ACQUISITION CORP.

The Sun’s Group Center,

29th Floor, 200 Gloucester Road,

Wan Chai,

Hong Kong

VIA EDGAR

June 27, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Eric McPhee, Kristina Marrone, Benjamin Holt and Jeffrey Gabor

Re:	A Paradise Acquisition Corp.
Registration Statement on Form S-1 Filed
May 22, 2025
File No. 333-287505

To Whom It May Concern:

On behalf of our client, A Paradise Acquisition Corp. (the “Company,” “we,” “our” or “us”) , we hereby provide a respond to the comment letter (the “Staff Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 29, 2025, regarding the Registration Statement on Form S-1 submitted to the Commission on May 22, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to pages of Amendment No. 1.

Registration Statement on Form S-1 filed May 22, 2025

Note 8 – Segment Information, page F-16

1.	We note that the key measure of segment profit or loss reviewed by the CODM are general and administrative expenses. Please tell us how you determined that general and administrative expenses reflect a measure of profit or loss, and whether or not your CODM considers net loss when evaluating your single operating segment.

Response: The Company has revised Note 8 of Amendment No. 1 in response to the Staff’s comment.

Part II. Information not Required in Prospectus

Item16. Exhibits and Financial Statement Schedules, page II-2

2.	Please request that your auditor revise its consent in Exhibit 23.1 to reflect the report of May 22, 2025, as reflected in our report on page F-18

Response: The Auditor has revised Exhibit 23.1 of Amendment No. 1 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please feel free to contact our partner, Xiaoxi Lin, at XLin@mofo.com, or by telephone at (852) 2585 0878.

Sincerely,

/s/ Xiaoxi Lin
Xiaoxi Lin
Partner

cc:	Claudius Tsang, Chairman, Chief Executive
Officer and Chief Financial Officer,
A Paradise Acquisition Corp